FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 – 5th Street S.W.
Calgary, Alberta T2P 0R4

2.	Date of Material Change
December 20 and December 18, 2016.

3.	News Release
A news release was issued by TransGlobe on December 21, 2016 and disseminated through the facilities of a recognized news wire service and would have been received by the securities commissions where TransGlobe is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change
On December 20, 2016, the Company completed the previously announced acquisition of certain oil and gas assets located in the Harmattan area of west central Alberta.
On December 18, 2016, the Company cancelled its borrowing base credit facility.

5.	Full Description of Material Change
5.1    Full Description of Material Change:
On December 20, 2016 the Company closed the Canadian acquisition of assets in the Harmattan area of west central Alberta as more fully described in the Company's material change report dated and filed December 12, 2016 and the Company's business acquisition report dated December 21, 2016 and filed December 22, 2016.
On December 18, 2016 the Company cancelled its borrowing base credit facility which was entered into pursuant to a credit agreement dated July 22, 2010 and amended June 11, 2013, between a subsidiary of the Company and a syndicate of three financial institutions.
5.2 Disclosure for Restructuring Transactions:
Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is:
Randy Neely, Vice President, Finance, Chief Financial Officer & Corporate Secretary
Tel: (403) 264-9888
Fax: (403) 770-8855

9.	Date of Report
December 22, 2016.